ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM	Adam D. Rossetti T +1 212 841 8885 F +1 646 728 1633 adam.rossetti@ropesgray.com

May 14, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Keith O’Connell, Esq.

Re:           Stone Harbor Investment Funds (Registration Nos. 333-141345 and 811-22037)

Dear Mr. O’Connell:

On behalf of Stone Harbor Investment Funds (the “Registrant”), we are writing this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on April 30, 2010, relating to Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A, which was filed with the Commission on March 15, 2010 (the “Registration Statement”).  The Registration Statement relates to each series (each, a “Fund,” and collectively, the “Funds”) of the Registrant, including Stone Harbor Local Markets Fund, a new series of the Registrant.  For convenience of reference, the Commission Staff’s comments have been summarized before each response.  The changes to the Registrant’s Registration Statement described below will be incorporated in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act of 1933.

As requested, we acknowledge the following: (i) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the Registrant accepts full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

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General

1.	Comment: If the Registrant plans to use stand-alone Summary Prospectuses, please provide the Summary Prospectus legend for review before making any such Summary Prospectus filing.

Response: The Registrant confirms that it does not plan to use stand-alone Summary Prospectuses for the Funds at this time.

2.
Comment:  Please provide the Registrant’s disclosure in response to the new Form N-1A statement of additional information (“SAI”) requirements regarding Trustee qualifications and responsibilities to Mr. O’Connell directly before making the 485(b) filing.

Response: The Registrant will provide its disclosure addressing this subject to Mr. O’Connell supplementally prior to its 485(b) filing.

Summary Sections (Applicable to all Funds)

Example

3.	Comment: Please remove the parenthetical stating “(the assumption of a 5% return is required by the SEC for this example and is not a prediction of future performance).”

Response: The requested change has been made.

4.	Comment: Please remove the language “you reinvest all dividends and capital gains distributions.”

Response: The requested change has been made.

5.	Comment: Please remove the parenthetical “(before fee waivers and/or expense reimbursements, if any).”

Response: The requested change has been made.

6.	Comment: Please remove the sub-headings “Number of Years You Own Your Shares” and “Your Costs Would Be.”

Response: The requested change has been made.

Principal Risks of Investing in the Fund

7.
Comment:  Please remove the sentence directly above “Performance Information” that states “For more information about the Fund’s risks, please see ‘Additional Information About the Funds’ in the Fund’s Prospectus and the Statement of Additional Information (SAI).”

Response: The requested change has been made.

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Performance Information

8.
Comment:  In the introductory paragraph, include (if applicable) a statement explaining that updated performance information is available and provide a website address and/or toll free (or collect) telephone number where the updated information may be obtained.

Response: The Registrant does not currently offer updated performance information by telephone or via the internet, and therefore the requested disclosure is not applicable.

Management of the Fund

9.	Comment: Where portfolio managers have managed a Fund “since inception,” please provide the inception date in a parenthetical or otherwise.

Response: The requested change has been made.

Purchase and Sale of Fund Shares

10.
Comment:  Please move the following language to the back of the statutory prospectus: “You generally buy and redeem shares at the Fund’s next-determined net asset value (‘NAV’) after the Fund’s transfer agent receives your request in good order.  NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response:  The referenced language has been deleted from the Fund Summaries, as requested.  The Registrant notes that language addressing this subject is already included in the back of the statutory prospectus, and therefore no additional language has been added to the statutory prospectus in response to the comment.

Emerging Markets Debt Fund—Fund Summary

Principal Investment Strategies of the Fund

11.	Comment: The second sentence in the first paragraph states “(including derivatives).” Please list the types of derivatives that are principal investment strategies of the fund.

Response: In response to this comment, the second sentence of this paragraph has been revised to state the following:

“‘Emerging Markets Fixed Income Securities’ include fixed income securities and derivative instruments (including, but not limited to, spot and currency contracts, futures, options and swaps) that economically are tied to countries with emerging securities markets or whose performance is linked to those countries’ markets, economies or ability to repay loans.”

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Local Markets Fund—Fund Summary

Principal Investment Strategies of the Fund

12.	Comment: The second sentence in the first paragraph states “(including derivatives).” Please list the types of derivatives that are principal investment strategies of the fund.

Response: In response to this comment, the second sentence of this paragraph has been revised to state the following:

“‘Emerging Markets Investments’ include fixed income securities and derivative instruments (including, but not limited to, spot and currency contracts, futures, options and swaps) that economically are tied to an emerging market country, which are denominated in the predominant currency of the local market of an emerging market country (an ‘Emerging Markets Currency’) or whose performance is linked to those countries’ currencies, markets, economies or ability to repay loans.”

13.
Comment:  The second sentence in the first paragraph states that “Emerging Markets Investments” include fixed income securities and “other instruments.”  Please clarify what the phrase “other instruments” refers to (e.g., does it refer to other debt instruments, equity instruments, etc.?).

Response: Please see the response to Comment no. 12 above.

14.
Comment:  In the bottom half of the first paragraph, the following is stated: “Emerging Markets Investments also include Emerging Markets Currencies and securities or other instruments whose return is based on the return of emerging securities markets...”.  Please clarify what is meant by “return of emerging securities markets.”

Response: In response to this comment, the sentence in question has been revised to state the following:

“Emerging Markets Investments also include Emerging Markets Currencies and derivatives and other instruments used to hedge or gain exposure to emerging securities markets or Emerging Markets Currencies (for example, futures or other derivatives whose return is based on specific emerging markets securities, emerging markets indices or Emerging Markets Currencies).”

Statement of Additional Information

Investment Objectives and Policies—Local Markets Fund

15.
Comment:  Under the “Equity Investments” sub-section, the following is stated:  “The Fund will generally, but not exclusively, hold equity securities or equity investments as a result of purchases of unit offerings of fixed income securities which include such securities or in connection with an

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actual or proposed conversion or exchange of fixed income securities, but may also purchase equity securities not associated with fixed income securities when, in the opinion of the Adviser, such purchase is appropriate.”

(a) Please clarify what is meant by this sentence.

(b) Additionally, if this is a principal investment strategy, it should be included in the Prospectus Fund Summary under “Principal Investment Strategies of the Fund.”

Response:

(a) In response to this comment, this sentence has been revised to state the following:

“The Fund will generally, but not exclusively, hold equity securities or equity investments as a result of purchases of unit offerings of fixed income securities in which an equity or equity-linked security (such as a warrant) is packaged with a fixed income security or in connection with a conversion or exchange of fixed income securities.  The Fund may also invest in equity securities in circumstances other than those described above.”

(b)   The Registrant confirms that investing in equity securities is not a principal investment strategy of the Fund.  Accordingly, language discussing this subject has not been added to the Prospectus Fund Summary.

In addition to filing this letter via EDGAR, we are also forwarding to you a revised version of the Registrant’s Prospectus and SAI, marked to show changes made in response to the Staff’s comments.

             If you have any further questions or comments please do not hesitate to call me at (212) 841-8885.

Best regards,

/s/ Adam D. Rossetti

Adam D. Rossetti

Cc:           Adam J. Shapiro, Esq.
John M. Loder, Esq.
Michael G. Doherty, Esq.